UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
INTEL CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.001 par value
(Title of Class of Securities)
458140100
(CUSIP Number of Class of Securities (Underlying Common Stock))
Cary I. Klafter
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054-1549
(408) 765-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$695,880,000	$38,830.10

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $695,880,000 calculated using the Black-Scholes method based on a price per share of common stock of $19.385, the average of the high and low prices of the Issuer’s common stock as reported on the NASDAQ Global Select Market on September 14, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,830.10	Form or Registration No.: 005-19567
Filing Party: Intel Corporation	Date Filed: September 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 22, 2009 (the “Schedule TO”), by Intel Corporation, a Delaware corporation (“Intel” or the “Company”), in connection with the Company’s offer to exchange certain employee stock options for new options (“New Options”) covering a lesser number of Intel common shares (the “Offer”). This Amendment No. 1 is being filed in order to: (1) amend the Offer to Exchange in connection with Intel commencing the Offer to (a) include the exchange ratios by stock option grant for the Employee Stock Option Exchange Program (set forth in Schedule A to the Offer to Exchange), (b) include information that shows the maximum number of New Options that may be issued to each of our executive officers eligible to participate in the Employee Stock Option Exchange Program, based upon the preliminary exchange ratios, assuming they each elect to tender and we accept all of their Eligible Options (set forth in the Offer to Exchange under Section III.11 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and (c) clarify the procedure for tendering stock options for those eligible employees holding eligible options in a trust or similar account (set forth in the Offer to Exchange under Section III.4 “Procedures for Tendering Eligible Options”); and (2) to file as exhibits to the Schedule TO communications regarding the Offer.
     The information in the Offer to Exchange that was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby supplemented and amended to the extent provided for above.
Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)	Form of Cover Letter to Employees on a Leave of Absence.*

(a)(1)(C)	Instructions and Terms and Conditions Regarding Election Form/ Notice of Withdrawal/ Change of Election Form.*

(a)(1)(D)	Form of Election Form/ Notice of Withdrawal/ Change of Election Form.*

(a)(1)(E)	Form of Registered Election for Intel’s Stock Option Exchange Program for Employees on a Leave of Absence.*

(a)(1)(F)	Form of Personal Identification Number (PIN) Letter to Employees on a Leave of Absence.*

(a)(1)(G)	Form of Brochure Available on Intranet Website.*

(a)(1)(H)	Training Presentation Regarding Key Decision Factors Available on Intranet Website.*

(a)(1)(I)	Script of Training Presentation Regarding Key Decision Factors Available on Intranet Website.*

(a)(1)(J)	Intranet Article Regarding Announcing Exchange Window Dates and Availability Employee Stock Option Exchange Program Entry Page.

(a)(1)(K)	Screen Shots of the Stock Option Exchange Program Intranet Website Entry Page.*

(a)(1)(L)	Q&A Available on Intranet Website.

(a)(1)(M)	Form of Key Terms/Glossary Available on Intranet Website.*

Exhibit No.	Description

(a)(1)(N)	Form of Decision Factors Available on Intranet Website.*

(a)(1)(O)	Eligible Stock Option Grant Information Available on Intranet Website.

(a)(1)(P)	Form of E-Mail Regarding Registered Decisions.*

(a)(1)(Q)	Screen Shots of Employee Communications Displayed in Intel Offices Regarding the Stock Option Exchange Program.*

(a)(1)(R)	Forms of Certain E-Mails to Eligible Employees.*

(a)(1)(S)	Form of E-Mail Regarding Stock Option Taxation and Grant Acceptance Process for Employees in Belgium.*

(a)(1)(T)	Intranet Article Announcing the Opening of the Exchange Window and the My Option Exchange tool with Preliminary Exchange Ratios.

(a)(1)(U)	Form of E-Mail Regarding Final Tendered Elections Following Close of Exchange Window.

(a)(1)(V)	Screen Shots of My Option Exchange Tool.

(a)(1)(W)	Form of E-Mail Regarding the Process for Tendering Eligible Options Held in Trusts.

(b)	Not applicable.

(d)(1)	Intel Corporation 2006 Equity Incentive Plan as amended and restated effective May 20, 2009, incorporated by reference to Exhibit 99.1 to Form S-8 as filed by the Company with the SEC on June 26, 2009.

(g)	Not applicable.

(h)	Not applicable

*	Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

INTEL CORP.

By:	/s/ Cary I. Klafter

Name:	Cary I. Klafter as attorney-in-fact for Stacy J. Smith

Date: September 28, 2009
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, Teresa L. Remillard and Tiffany Doon Silva, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to an issuer tender offer subject to Rule 13e-4, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of September, 2009.

INTEL CORPORATION

By:	/s/ Stacy J. Smith

Stacy J. Smith
Vice President, Chief Financial Officer